UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549




                           SCHEDULE 13D




            Under the Securities Exchange Act of 1934

                        (Amendment No. 3)*


                           BLOUNT, INC.
                         (Name of Issuer)

         CLASS A COMMON STOCK, par value $1.00 per share
         CLASS B COMMON STOCK, par value $1.00 per share
                  (Title of Class of Securities)

                095173 30 8 (CLASS A COMMON STOCK)
                095173 20 9 (CLASS B COMMON STOCK)
                          (CUSIP Number)

Teresa P. Rachal, 4520 Executive Park Drive, Montgomery, Alabama 36116 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

              October 31, 1995 and November 3, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box.

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 095173308                  13D
CUSIP No. 09517320a

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                HBC, Incorporated (Now Blount International, Inc.) Federal Employee Identification No. 63-078051



2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b) X


3       SEC USE ONLY




4       SOURCE OF FUNDS*
                Not Applicable.



5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  ___


6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware



                7       SOLE VOTING POWER
                                0 (See Item 2)



NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY                    0 (See Item 2)
OWNED BY EACH
REPORTING
PERSON
WITH            9       SOLE DISPOSITIVE POWER
                                0 (See Item 2)




                10      SHARED DISPOSITIVE POWER
                                0 (See Item 2)



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0 (See Item 2)



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*__



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                0.0 (See Item 2)



14      TYPE OF REPORTING PERSON*
                CO



                   *SEE INSTRUCTION BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
Item 1.   Security and Issuer.

          This statement relates to the shares of the Class A Common Stock, par value $1.00 per share, of Blount, Inc., a Delaware Corporation (the "Issuer"), and to the shares of the Class B Common Stock, par value $1.00 per share, of the Issuer. The address of the principal executive office of the Issuer is 4520 Executive Park Drive, Montgomery, Alabama 36116.


Item 2.   Identity and Background.

          Blount International, Inc. (formerly HBC, Incorporated).

          Blount International, Inc., a corporation formed under the laws of the State of Delaware and formerly known as HBC, Incorporated ("BII"), has its principal office at 4520 Executive Park Drive, Montgomery, Alabama 36116. Since February, 1993, and until October 31, 1995, the sole business of BII was to hold shares of the Class A and Class B Common Stock of the Issuer owned by the family of Winton M. Blount. During this period, members of the family of Winton M. Blount and trusts for their benefit owned all of the outstanding capital stock of BII. On October 31, 1995, Winton M. Blount and such persons and trusts contributed a portion of their ownership interests in BII to The Blount Holding Company, L.P., a Delaware limited partnership ultimately controlled by Winton M. Blount (the "Blount Partnership"), and, as a consequence of such transfers, the Blount Partnership became the controlling stockholder of BII. On November 3, 1995, the Issuer merged with and into HBC Transaction Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of BII (the "Merger"). As a result of the Merger, each outstanding share of the Class A Common Stock of the Issuer (except those shares owned by BII) was converted into 1.5 shares of the Class A Common Stock of BII, each outstanding share of the Class B Common Stock of the Issuer (except those shares owned by BII) was converted into 1.5 shares of the Class B Common Stock of BII, and the Issuer became a wholly-owned subsidiary of BII. Prior to the Merger, the shares of the Class A and Class B Common Stock of the Issuer were registered pursuant to
          Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and were listed on the American Stock Exchange. As a consequence of the Merger, the listing of the shares of the Class A and Class B Common Stock of the Issuer on the American Stock Exchange was suspended, and appropriate filings under the Exchange Act will be made to terminate such listing and registration. In addition, also as a consequence of the Merger, the shares of the Class A and Class B Common Stock were registered pursuant to Section 12 of the Exchange Act and were listed on the New York Stock Exchange.

          The principal business of BII following the Merger will be to own all of the outstanding common stock of the Issuer. BII has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in BII being subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of a violation in respect to such laws.

          On October 31, 1995, the date upon which BII initially became obligated to file this Amendment No. 3 to Schedule 13D, Winton M. Blount was the sole director and executive officer of BII and, due to such relationships, controlled BII. As a consequence of the Merger, each of the directors and executive officers of the Issuer became directors and executive officers of BII.

          Winton M. Blount

          (a) Information is hereby provided with respect to Winton M. Blount, the sole director and executive officer of BII on October 31, 1995.

          (b) Mr. Blount's business address is 4520 Executive Park Drive, Montgomery, Alabama 36116.

          (c) Mr. Blount serves as Chairman of the Board of BII. BII owns all of the outstanding Common Stock of the Issuer. The Issuer is an international industrial company with operations in three business segments:
               Outdoor Products, Industrial and Power Equipment, and Sporting Equipment.

          (d) Mr. Blount has not been convicted in any such criminal proceeding.

          (e) Mr. Blount has not been party to any such civil proceeding.

          (f) Mr. Blount is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable. This Amendment No. 3 to Schedule 13D is filed to evidence the termination of the reporting requirements of BII on this form as a result of the Merger and suspension of the listing of the Class A and Class B Common Stock of the Issuer and pending delisting under
          Section 12 of the Exchange Act.  See Item 2 above.

Item 4.   Purpose of Transaction.

          Not applicable. This Amendment No. 3 to Schedule 13D is filed to evidence the termination of the reporting requirements of BII on this form as a result of the Merger and the suspension of the listing of the Class A and Class B Common Stock of the Issuer and pending delisting under
          Section 12 of the Exchange Act.  See Item 2 above.


Item 5.   Interest in Securities of the Issuer.

          Not applicable. This Amendment No. 3 to Schedule 13D is filed to evidence the termination of the reporting requirements of BII on this form as a result of the Merger and the suspension of the listing of the Class A and Class B Common Stock of the Issuer and pending delisting under
          Section 12 of the Exchange Act.  See Item 2 above.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Not applicable. This Amendment No. 3 to Schedule 13D is filed to evidence the termination of the reporting requirements of BII on this form as a result of the Merger and the deregistration of the Class A and Class B Common Stock of the Issuer under Section 12 of the Exchange Act. See Item 2 above.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                            SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 13, 1995                 BLOUNT INTERNATIONAL, INC.


                                         /s/ Winton M. Blount
                                             Winton M. Blount
                                               Its Chairman